December 10, 2018

Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
13241 Bartram Park Blvd., Suite 2401
Jacksonville, FL 32258

       Re:    Shepherd's Finance, LLC
              Amendment No. 1 to Registration Statement on Form S-1 Filed September 18, 2018
              File No. 333-224557

Dear Mr. Wallach:

        We have reviewed your amended registration statement and response letter dated
November 28, 2018, have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2018 letter.

The Offering, page 10

1. We note your response to comment 2 in your letter dated November 28, 2018. Please clarify whether this registration statement covers any new securities you would issue upon an investor's election to renew the notes. If so, please address why this would not be a delayed offering of the renewal notes. We also note that in addition to the notes you will initially offer with maturities and at rates identified on your cover page, you state that you will issue notes in amounts and at maturities that you will establish from time to time. Please address why the offering of notes with terms established from time to time is not a delayed offering.
 Daniel M. Wallach
Shepherd's Finance, LLC
December 10, 2018
Page 2

       Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3765 with any questions.


                                                          Sincerely,

                                                          /s/ Pamela Long

                                                          Pamela Long
                                                          Assistant Director
                                                          Office of Financial
Services